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                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D. C.  20549
                                    FORM 12B-25

                            NOTIFICATION OF LATE FILING

                                SEC FILE NO. 1-11976

    [   ] FORM 10-K AND FORM 10-KSB [   ]     FORM 11-K    [    ]   FORM 20-F
              [ X ]   FORM 10-Q AND FORM 10-QSB   [    ]   FORM N-SAR
                        FOR PERIOD ENDED:SEPTEMBER 30, 1998

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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     Full Name of Registrant:                     Unapix Entertainment, Inc.

     Former Name, if Applicable:

     Address of Principal Executive Office:       200 Madison Avenue.
     City, State and Zip Code:               New York, New York 10016

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PART II - RULES 12B-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q or 10-QSB or portion thereof could not be filed within the prescribed time period.

Finalization of the Form 10-QSB has been delayed as a result of a change in personnel. During the third quarter of 1998, a majority of the Company's accounting functions were transferred to the West Coast under the direction of new personnel which delayed the quarterly closing of the Company's accounting records.
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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this information:

     Name)                   (Area Code)               (Telephone Number)
     Daniel T. Murphy            212                         252-7600

(2)  Have all other periodic reports required
     (under Section 13 or 15(d) of the Securities
     Act of 1934) during the preceding 12 months
     (or for such shorter period that the registrant
     was required to file such reports) been filed?        [x]  Yes   [ ]   No

(3)  Is it anticipated that any significant change
     in results of operations from the corresponding
     period for the last fiscal year will be reflected
     by the earnings statements to be included in the
     subject report or portion thereof?                    [x]  Yes   [ ]   No

(In thousands, except per share amounts)
                              Three Months             Nine Month
                              Ended September 30,      Ended September 30,
                              1998         1997        1998      1997
                              ----         ----        ----      ----

Revenues                      $8,882    $  7,625        $25,613  $21,597
Net Income(loss)              $ (475)   $    301        $   (67) $   792

Net Income (loss) per share:
Basic                         $ (.07)   $    .05        $  (.03) $   .12
Diluted                       $ (.07)   $    .04        $  (.03) $   .11
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Unapix Entertainment, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     November 17, 1998             By: /s/ Daniel T. Murphy
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                                        Daniel T. Murphy
                                        Vice President - Chief Financial Officer